Exhibit 99.3
Consolidated Financial Statements
MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of all aspects of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.
These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.
Deloitte & Touche, LLP, the independent registered chartered accountants appointed by the shareholders, have examined the consolidated financial statements set out on pages 72 through 104 in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brain D. Lawson
March 14, 2007	Chief Executive Officer	Chief Financial Officer
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Brookfield Asset Management Inc.
We have audited the accompanying consolidated balance sheets of Brookfield Asset Management Inc. and subsidiaries (the “company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Asset Management Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the company’s internal control over financial reporting.

Toronto, Canada	Deloitte & Touche, LLP
March 14, 2007	Independent Registered Chartered Accountants
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CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31
(MILLIONS)	Note	2006	2005

Assets
Cash and cash equivalents		$1,204	$951
Financial assets	2	1,665	2,171
Investments	3	775	595
Accounts receivable and other	4	5,951	3,984
Goodwill	5	669	164
Operating assets
Property, plant and equipment	6	28,082	15,776
Securities	7	1,711	2,069
Loans and notes receivable	8	651	348

		$40,708	$26,058

Liabilities and shareholders’ equity
Non-recourse borrowings
Property-specific mortgages	9	$17,148	$8,756
Subsidiary borrowings	9	4,153	2,510
Corporate borrowings	10	1,507	1,620
Accounts payable and other liabilities	11	6,497	4,561
Capital securities	12	1,585	1,598
Non-controlling interests in net assets	13	3,734	1,984
Shareholders’ equity
Preferred equity	14	689	515
Common equity	15	5,395	4,514

		$40,708	$26,058

On behalf of the Board:

Robert J. Harding, FCA, Director	Jack M. Mintz, Director
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CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note		2006	2005

Total revenues			$6,897	$5,220

Fees earned			257	246
Revenues less direct operating costs	17
Property			1,864	1,210
Power generation			620	469
Timberlands			107	40
Transmission infrastructure			119	24
Specialty funds			228	54

			3,195	2,043
Investment and other income			581	276

			3,776	2,319
Expenses
Interest			1,185	881
Current income taxes	19		142	162
Asset management and other operating costs			333	251
Non-controlling interests in net income before the following	18		468	386

			1,648	639
Other items
Equity accounted income (loss) from investments	20		(36)	219
Gains on disposition of investment	1	(a)	—	1,350
Depreciation and amortization			(600)	(374)
Other provisions			57	(59)
Future income taxes	19		(203)	(265)
Non-controlling interests in the foregoing items	18		304	152

Net income			$1,170	$1,662

Net income per common share	15
Diluted			$2.85	$4.08
Basic			$2.93	$4.18

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31
(MILLIONS)	2006	2005

Retained earnings, beginning of year	$3,321	$1,944
Net income	1,170	1,662
Preferred equity issue costs	(5)	—
Shareholder distributions – preferred equity	(35)	(35)
– common equity	(223)	(155)
Amount paid in excess of the book value of common shares purchased for cancellation	(6)	(95)

Retained earnings, end of year	$4,222	$3,321

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CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31
(MILLIONS)	Note	2006	2005

Operating activities
Net income		$1,170	$1,662
Adjusted for the following non-cash items
Depreciation and amortization		600	374
Future income taxes and other provisions		146	324
Gains on disposition of investment		—	(1,350)
Realization gains		(607)	—
Non-controlling interest in non-cash items	18	(304)	(152)
Excess of equity income over dividends received		102	(133)

		1,107	725
Net change in non-cash working capital balances and other		(418)	105

		689	830

Financing activities
Corporate borrowings, net of repayments	23	(110)	(79)
Property-specific mortgages, net of repayments	23	5,437	1,057
Other debt of subsidiaries, net of repayments	23	33	101
Capital provided by non-controlling interests		1,950	263
Preferred equity issued (redeemed)		174	(76)
Common shares and equivalents repurchased, net of issuances	23	10	(141)
Common shares of subsidiaries repurchased, net of issuances		1,144	(187)
Undistributed cash flow attributed to non-controlling interests		321	265
Shareholder distributions		(258)	(190)

		8,701	1,013

Investing activities
Investment in or sale of operating assets, net Property	23	(6,482)	(1,004)
Power generation		(801)	(431)
Timberlands		(5)	(828)
Transmission infrastructure		(1,739)	(77)
Securities and loans	23	(720)	(223)
Financial assets	23	696	(33)
Investments		(169)	1,277
Other property, plant and equipment		(4)	(160)
Dividends from Canary Wharf Group, plc		87	183

		(9,137)	(1,296)

Cash and cash equivalents
Increase		253	547
Balance, beginning of year		951	404

Balance, end of year		$1,204	$951

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF ACCOUNTING POLICIES
These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”). The effects of the significant accounting differences between Canadian GAAP and accounting principles generally accepted in the United States on the company’s balance sheets and statements of income, retained earnings and cash flows are quantified and described in note 24.
(a) Basis of Presentation
All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brookfield Asset Management Inc. and the entities over which it has voting control, as well as Variable Interest Entities (“VIEs”) in which the company is considered to be the primary beneficiary.
The company accounts for its investments in Norbord Inc. (“Norbord”), Fraser Papers Inc. (“Fraser Papers”), Stelco Inc. (“Stelco”), Falconbridge Limited (“Falconbridge”) (formerly Noranda Inc.) and other investments over which it has significant influence, on the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated. Investments in which the company does not have a significant influence are carried at cost. The company sold its investment in Falconbridge in 2005.
Certain prior year amounts have been reclassified to conform to the current year’s presentation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values, tax and other provisions, hedge effectiveness, and fair values.
(b) Reporting Currency
The U.S. dollar is the functional currency of the company’s head office operations and the U.S. dollar is the company’s reporting currency.
The accounts of self-sustaining subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.
Foreign currency denominated monetary assets and liabilities of the company and subsidiaries where the functional currency is the U.S. dollar, are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on translation of these items are included in the consolidated statements of income. Gains or losses on transactions which hedge these items are also included in the consolidated statements of income.
(c) Acquisitions
The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. The cost of acquiring a company is allocated to its identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the underlying net book values of assets acquired is allocated to the underlying tangible and intangible assets, with the balance being allocated to goodwill.
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(i) Completed During 2006
The company completed the acquisition of all of the shares of Trizec Properties Inc. and Trizec Canada Inc. (collectively, “Trizec”), for a combined equity value of $4.8 billion. The Trizec portfolio consists of 58 high-quality office ce properties totalling 29.2 million square feet. The company was joined by a partner in the acquisition and as a result is responsible for managing and operating the portfolio. In addition, the company completed a $460 million acquisition of 33 commercial properties across the U.S. comprising 5.3 million square feet. The company acquired two buildings in the Washington, D.C. area for $230 million which are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration. The company and a joint venture partner acquired, and subsequently 100% leased to Chevron, a building in Houston for $120 million, comprising 1.2 million square feet.
The company completed the acquisition of a transmission company, which included over 8,000 kilometers of transmission lines and 51 substations in Chile (“Transelec”), for approximately $2.5 billion, including assumed liabilities. The acquisition resulted in goodwill of approximately $483 million. The company holds a 28% interest in Transelec and consolidates it under the VIE rules. The 72% held by institutional investors is reflected in non-controlling interests.
The company completed the acquisition of two hydroelectric generating stations totalling 39 megawatts in Maine for approximately $146 million including assumed liabilities and the company completed the acquisition of four hydroelectric generating facilities with a total capacity of 50 megawatts located in Ontario for approximately $197 million, including assumed liabilities.
(ii) Completed During 2005
The company completed the acquisition of O&Y Properties Corporation and O&Y Real Estate Investment Trust (collectively, “O&Y”). The O&Y portfolio consists of 27 office buildings and one development site totalling 11.6 million square feet located in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. The company holds a 25% interest in the properties and associated liabilities, which are proportionally consolidated and institutional co-investors hold the remaining 75%.
During 2005, the company, along with a 50% partner, completed the acquisition of a 610 megawatt pumped storage hydroelectric generating facility located in New England for approximately $98 million. The company also completed the acquisition of two hydroelectric generating stations representing 48 megawatts of capacity for $43 million. These facilities are located in Pennsylvania and Maryland.
The company completed the acquisition of timberlands on the Canadian west coast for an aggregate purchase price of $935 million. The acquisition included approximately 600,000 acres of freehold timberlands and 35,000 acres of development lands for $805 million and $120 million, respectively. The company holds a 50% interest in these assets and the 50% ownership held by institutional investors is reflected in non-controlling interests in net assets. In connection with the timberland agreement, the company also acquired a direct interest in 3.6 million cubic metres of annual crown harvest rights, together with associated sawmills and remanufacturing facilities for approximately $200 million, including working capital.
The following table summarizes the balance sheet of the significant acquisitions identified in 2005 and 2006:

			2006	2005
(MILLIONS)	Trizec	Transelec	Total	O&Y

Cash and cash equivalents	$325	$75	$400	$—
Accounts receivable and other [1]	889	404	1,293	70
Goodwill	—	483	483	—
Property, plant and equipment	7,591	1,793	9,384	495
Non-recourse borrowings	(5,556)	(1,998)	(7,554)	(136)
Accounts payable and other liabilities [1]	(1,281)	(223)	(1,504)	(137)
Non-controlling interests in net assets	(1,474)	(215)	(1,689)	(146)
Preferred equity	(65)	—	(65)	—

	$429	$319	$748	$146

1      Includes intangibles subject to amortization
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(d) Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and all highly liquid short-term investments with original maturities less than 90 days.
(e) Operating Assets
(i) Commercial Properties
Commercial properties held for investment are carried at cost less accumulated depreciation. Depreciation on buildings is provided during the year on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.
Development properties consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures.
EIC 140 and EIC 137 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to refl ect the intangible amounts of leasing costs, above or below market tenant leases and land tenant relationship values, if any. These intangible costs are included in Accounts Receivable and Other or Accounts Payable and Other Liabilities and are amortized over their respective lease terms.
(ii) Residential Properties
Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and estimated fair value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.
(iii) Power Generation
Power generating facilities are recorded at cost, less accumulated depreciation. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets.
Power generating facilities under development are recorded at cost, including pre-development expenditures, unless impairment is identified requiring a write-down to estimated fair value.
(iv) Timberlands
Timber assets are carried at cost, less accumulated depletion. Depletion of timber assets is determined based on the number of cubic metres of timber harvested annually at a fixed rate.
(v) Transmission Infrastructure
Transmission assets are carried at cost, less accumulated depreciation. Depreciation on transmission and distribution facilities is provided at various rates on a straight-line basis over the estimated service lives of the assets, which is up to 40 years.
(vi) Financial Assets, Investments and Securities
Investments in securities that are not an active component of the company’s asset management operations are classified as Financial Assets. Investments in securities that are deployed in the company’s operations are classified as Securities. Investments in securities that are accounted for under the equity method are classified as Investments.
Loans and notes receivable are carried at the lower of cost and estimated net realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.
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Securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there may be periods where the “fair value” or the “quoted market value” is less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and will reduce the carrying value, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio. Securities held within the company’s trading portfolios, which are designated as trading securities at the time of acquisition, are recorded at fair value and any valuation adjustments charged to income.
In determining fair values, quoted market prices are used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.
Provisions are established in instances where, in the opinion of management, the repayment of loans or the realization of the carrying values of portfolio securities or portfolio investments has been impaired.
(f) Asset Impairment
For assets other than securities and loans and notes receivable, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets is less than their carried value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.
(g) Goodwill
Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets acquired.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. If the carrying value of a subsidiary, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the subsidiary’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the subsidiary. Any goodwill impairment is charged to income in the period in which the impairment is identified.
(h) Accounts Receivable and Other
(i) Intangible Assets
Intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are also tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to recover its carrying amount.
(ii) Inventory
Inventories include lumber and logs associated with the sawmills owned by subsidiaries of the company which are carried at the lower of average cost and net realizable value. Processing materials and supplies are valued at the lower of average cost and replacement cost.
(i) Revenue and Expense Recognition
(i) Asset Management Fee Income
Revenues from performance-based incentive fees are recorded on the accrual basis based upon the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events. In some cases this will require that the recognition of performance-based incentive fees be deferred to the end, or towards the end of the contract at which point the performance can be accurately measured.
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(ii) Commercial Property Operations
Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved, but no later than one year following substantial completion. Prior to this, the property is categorized as a property under development, and related revenue is applied to reduce development costs.
The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.
Revenue from commercial land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
(iii) Residential Property Operations
Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is assured.
Revenue from the sale of condominium units is recognized by the percentage-of-completion method at the time that construction is beyond a preliminary stage, sufficient units are sold and all proceeds are collectible.
(iv) Power Generation
Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates.
(v) Timberlands
Revenue from timberlands is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped and title passes, and collectibility is reasonably assured.
(vi) Transmission Infrastructure
Revenue from transmission infrastructure assets is derived from the transmission and distribution of electricity to industrial and retail customers. Revenue is recognized at regulated rates when the electricity is delivered, and collectibility is reasonably assured.
(vii) Securities And Loans And Notes Receivable
Revenue from notes receivable, loans and securities, less a provision for uncollectible amounts, is recorded on the accrual basis.
(viii) Other
Gains on the exchange of assets which do not result from transactions of commercial substance are deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized when the securities acquired are sold.
The net proceeds recorded under reinsurance contracts are accounted for as deposits when a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.
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(j) Derivative Financial Instruments
The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as hedge based on an expectation of offsetting cash flows or fair value. Realized and unrealized gains and losses on foreign exchange forward contracts and currency swaps designated as hedges of currency risks are included in the cumulative translation adjustment account when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The periodic exchanges of payments on interest rate swaps designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on power generation commodity swaps designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue. Premiums paid on options are initially recorded as assets and are amortized into earnings over the term of the option contract. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously deferred by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship.
Derivative financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in the period the changes occur. Unrealized gains and losses on interest rate swaps carried to offset corresponding changes in the values of assets and cash flow streams that are not reflected in the consolidated financial statements at December 31, 2006 and 2005 are recorded in other provisions. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded together with the corresponding compensation expenses. Realized and unrealized gains on other derivatives not designated as hedges are recorded in investment and other income. Derivative financial instruments of a financing nature are recorded at fair value determined on a credit adjusted basis.
(k) Income Taxes
The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.
(l) Other Items
(i) Capitalized Costs
Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.
(ii) Pension Benefits and Employee Future Benefits
The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The company uses the accrued benefit method pro-rated on the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid.
(iii) Liabilities and Equity
Financial instruments that must or could be settled by a variable number of our common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on our Consolidated Balance Sheets under the caption “Capital Securities” and are translated into U.S. dollars at period end rates. Dividends and yield distributions on these instruments are classified as Interest expense in our Consolidated Statements of Income.
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(iv) Asset Retirement Obligations
Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.
(v) Stock-Based Compensation
The company and most of its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period. The company’s publicly traded U.S. and Brazilian home building subsidiaries record the liability and expense of stock options based on their intrinsic value using variable plan accounting, reflecting differences in how these plans operate. Under this method, vested options are revalued each reporting period, and any change in value is included in earnings.
(m) Changes in Accounting Policies Adopted During 2006
Effective January 1, 2006 the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
(i) Implicit Variable Interests
On January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract No. 157, Implicit Variable Interests under AcG-15 (EIC-157). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgement that depends on the relevant facts and circumstances. The implementation of this EIC did not have a material impact on our consolidated financial position or results of operations.
(ii) Stock-Based Compensation
On July 6, 2006, the Emerging Issues Committee (EIC) issued Abstract No. 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162). This EIC clarifies that the compensation cost attributable to options and awards granted to employees who are eligible to retire or will become eligible to retire during the vesting period should be recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date to the date the employee becomes eligible to retire. This EIC became effective for us on January 1, 2006, and requires retroactive application to all stock-based compensation awards accounted for in accordance with the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments (CICA 3870). The implementation of this EIC did not have a material impact on our consolidated financial position or results of operations.
(n) Future Changes in Accounting Policies
In 2005, the CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments – Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments – Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the company on January 1, 2007.
Comprehensive Income
Section 1530 introduces Comprehensive Income and represents changes in Shareholders’ Equity during a period arising from transactions and other events with non-owner sources. Other comprehensive income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.
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The Consolidated Financial Statements will include a Consolidated Statements of Comprehensive Income while the cumulative amount, Accumulated Other Comprehensive Income (AOCI), will be presented as a new category of Shareholders’ Equity in the Consolidated Balance Sheets.
Financial Instruments – Recognition and Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.
Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net income. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost.
Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instrument or other contracts but are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments will be recognized in Net income, except for derivatives that are designated as cash flow hedges, the fair value change for which will be recognized in OCI.
Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Instruments that are classified as held-for-trading by way of this “fair value option” must have reliably measurable fair values.
Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.
Hedges
Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net income. The amounts recognized in AOCl will be reclassified to Net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net income.
For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges – any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedge of a net investment in a self-sustaining foreign operation – any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCl and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.
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Deferred gains or losses on the hedging instrument with respect to hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to Net income over the remaining term of the hedged item for fair value hedges, and for cash flow hedges it will be recognized in AOCl and reclassified to Net income in the same period during which the hedged item affects Net income. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses are recognized in the opening balance of retained earnings on transition.
Impact of adopting Sections 1530, 3855, 3861 and 3865
The transition adjustment attributable to the following will be recognized in the opening balance of retained earnings as at January 1, 2007: (i) financial instruments that we will classify as held-for-trading, which includes exchangeable debentures, and that were not previously recorded at fair value; (ii) the difference in the carrying amount of loans and deposits prior to January 1, 2007, and the carrying amount calculated using the effective interest rate from inception of the loan; (iii) the ineffective portion of cash flow hedges; (iv) deferred gains and losses on discontinued hedging relationships that do not qualify for hedge accounting under the new standards.
Adjustments arising due to remeasuring financial assets classified as available-for-sale and the effective portion of cash flow hedges will be recognized in the opening balance of AOCI.
Variability In Variable Interest Entities
On September 15, 2006, the EIC issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). This EIC provides additional clarification on how to analyze and consolidate VIEs. EIC-163 will be effective for the company on April 1, 2007. However, the impact is not expected to be material to our consolidated financial position or results of operations.
2. FINANCIAL ASSETS

(MILLIONS)	2006	2005

Government bonds	$138	$59
Corporate bonds	937	916
Asset backed securities	16	69
Preferred shares	26	629
Common shares	548	498

Total	$1,665	$2,171

Financial assets represent financial resources which are currently not an active component of the company’s asset management operations (see Note 7). The fair value of financial assets as at December 31, 2006 was $2,106 million (2005 – $2,162 million). The portfolio includes $892 million (2005 – $1,517 million) fixed rate securities with an average yield of 4.9% (2005 – 5.7%) and $233 million (2005 – $41 million) of securities of affiliates, principally equity accounted investees. Revenue earned during the year from securities of affiliates amounted to $12 million (2005 – $18 million).
3. INVESTMENTS
Equity accounted investments include the following:

Number of Shares			% of Investment		Book Value
(MILLIONS)	2006	2005	2006	2005	2006	2005

Norbord Inc.	54.4	53.8	38%	37%	$178	$199
Fraser Papers Inc.	14.4	13.4	49%	46%	141	197
Stelco Inc.	6.2	—	23%	—	44	—
Real Estate Finance Fund					139	199
Brazil Transmission					157	—
Other					116	—

Total					$775	$595

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The company completed the financial restructuring of Stelco at the end of the first quarter of 2006, resulting in the acquisition of a 23% equity interest. The company commenced recording its share of Stelco’s earnings in the third quarter of 2006 and reflects its share of Stelco’s earnings one quarter in arrears as the complete current quarter results are not available at the time of preparation of the company’s financial statements.
4. ACCOUNTS RECEIVABLE AND OTHER
Included in accounts receivable are executive share ownership plan loans receivable from executives of the company and consolidated subsidiaries of $8 million (2005 – $19 million).
(a) Prepaid Expenses and Other Assets
Prepaid expenses and other assets includes $853 million (2005 – $125 million) of intangible assets related to leases and tenant relationships allocated from the purchase price on the acquisition of commercial properties, net of depreciation and $706 million (2005 – $525 million) levelized receivables arising from straight-line revenue recognition for property rent and power sales contracts. During the year, the company acquired $259 million of intangible assets related to transmission infrastructure easements in Chile.
(b) Restricted Cash
Restricted cash relates primarily to commercial property and power generating financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.
5. GOODWILL
During the year the company acquired a transmission company in Chile as described in note 1(c)(i) for $2.5 billion and recorded approximately $483 million of goodwill. In addition, the company recorded $27 million of goodwill resulting from the acquisition of hydroelectric generation stations in 2006.
6. PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Note		2006	2005

Property	(a	)	$20,214	$10,874
Power generation	(b	)	4,309	3,568
Timberlands	(c	)	1,011	888
Transmission infrastructure	(d	)	1,929	130
Other plant and equipment	(e	)	619	316

Total			$28,082	$15,776

(a) Property

(MILLIONS)	Note		2006		2005

Commercial properties	(i	)		$17,091		$8,688
Residential properties	(ii	)	1,444		1,205
Development properties	(iii	)	1,679		942
Property services				—		39

Total				$20,214		$10,874

(i) Commercial Properties

(MILLIONS)	2006	2005

Commercial properties	$17,991	$9,485
Less: accumulated depreciation	900	797

Total	$17,091	$8,688

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Commercial properties carried at a net book value of approximately $3,793 million (2005 – $3,545 million) are situated on land held under leases or other agreements largely expiring after the year 2099. Minimum rental payments on land leases are approximately $30 million (2005 – $22 million) annually for the next five years and $1,240 million (2005 – $959 million) in total on an undiscounted basis.
Construction costs of $1 million (2005 – $18 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2006.
(ii) Residential Properties
Residential properties include infrastructure, land and construction in progress for single family homes and condominiums.
(iii) Development Properties

(MILLIONS)	2006	2005

Commercial development properties	$751	$452
Residential lots – owned	676	264
– optioned	95	62
Rural development properties	157	164

Total	$1,679	$942

Development properties include commercial development land and density rights, residential land owned and under option and rural lands held for future development in agricultural or residential purposes.
During 2006, the company capitalized construction and related costs of $66 million (2005 – $17 million) and interest costs of $24 million (2005 – $15 million) to its commercial development sites, and interest costs of $72 million (2005 – $38 million) to its residential land operations.
(b) Power Generation

(MILLIONS)	2006	2005

Hydroelectric power facilities	$4,351	$3,830
Other power facilities	592	212

	4,943	4,042
Less: accumulated depreciation	694	582

	4,249	3,460
Generating facilities under development	60	108

Total	$4,309	$3,568

Generation assets includes the cost of the company’s approximately 140 hydroelectric generating stations, wind energy, pumped storage and two gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2007 to 2044.
(c) Timberlands

(MILLIONS)	2006	2005

Timberlands	$1,022	$894
Other property, plant and equipment	30	11

	1,052	905
Less: accumulated depletion and amortization	41	17

Total	$1,011	$888

The carrying value of timberlands includes the cost of the company’s 1.8 million acres of timber in eastern and western North America and Brazil.
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(d) Transmission Infrastructure

(MILLIONS)	2006	2005

Transmission lines and infrastructure	$1,422	$126
Other property, plant and equipment	603	65

	2,025	191
Less: accumulated depreciation	96	61

Total	$1,929	$130

The company’s infrastructure assets are comprised of power transmission and distribution networks which are operated under a regulated rate base arrangement that is applied to the company’s invested capital.
(e) Other Plant and Equipment
Other plant and equipment includes capital assets of $619 million (2005 – $316 million) associated primarily with the company’s investments in Western Forest Products and Katahdin Paper.
7. SECURITIES

(MILLIONS)	2006	2005

Government bonds	$375	$930
Corporate bonds	693	480
Asset backed securities	392	195
Common shares	69	197
Canary Wharf Group common shares	182	267

Total	$1,711	$2,069

Securities represent holdings that are actively deployed in the company’s financial operations and include $1,529 million (2005 – $1,570 million) owned through the company’s Insurance operations, as described in Note 16(g).
Securities are carried at the lower of cost and their net realizable value. The fair value of securities at December 31, 2006 was $2,256 million (2005 – $2,220 million). During 2006, the company received dividends of $87 million from Canary Wharf Group (2005 – $183 million) of which $87 million (2005 – $183 million) were accounted for as a return of investment.
Corporate bonds include fixed rate securities totalling $660 million (2005 – $284 million) with an average yield of 5.3% (2005 – 5.5%) and an average maturity of approximately five years. Government bonds and asset backed securities include predominantly fixed rate securities.
8. LOANS AND NOTES RECEIVABLE
Loans and notes receivable include corporate loans, bridge loans and other loans, either advanced directly or acquired in the secondary market.
The fair value of the company’s loans and notes receivable at December 31, 2006 and 2005 approximated their carrying value based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.
The loans and notes receivable mature over the next five years (2005 – three years), with an average maturity of approximately three years (2005 – one year) and include fixed rate loans totalling $12 million (2005 – $39 million) with an average yield of 7.0% (2005 – 5.8%).
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9. NON-RECOURSE BORROWINGS
(a) Property-Specific Mortgages
Principal repayments on property-specific mortgages due over the next five years and thereafter are as follows:

				Transmission	Total
(MILLIONS)	Commercial Properties	Power Generation	Timberlands	Infrastructure	Annual Repayments

2007	$870	$296	$—	$211	$1,377
2008	962	57	—	—	1,019
2009	1,069	124	36	—	1,229
2010	356	63	—	—	419
2011	4,976	78	32	465	5,551
Thereafter	4,237	2,086	410	820	7,553

Total – 2006	$12,470	$2,704	$478	$1,496	$17,148

Total – 2005	$5,881	$2,365	$410	$100	$8,756

Property-specific mortgages include $2,667 million (2005 – $2,247 million) repayable in Canadian dollars equivalent to C$3,120 million (2005 – C$2,606 million); $91 million (2005 – $194 million) in Brazilian reais equivalent to R$195 million (2005 – R$454 million); $459 million (2005 – $404 million) in British pounds equivalent to £234 million (2005 – £234 million); and $782 million (2005 – $nil) in Chilean pesos equivalent to CLP$416 billion (2005 – CLP$nil). The weighted average interest rate at December 31, 2006 was 6.8% (2005 – 6.9%).
(b) Subsidiary Borrowings
Principal repayments on subsidiary borrowings over the next five years and thereafter are as follows:

	Commercial	Residential	Power		Transmission
(MILLIONS)	Properties	Properties	Generation	Timberlands	Infrastructure	Other	Total

2007	$—	$457	$—	$3	$—	$135	$595
2008	—	416	—	1	—	45	462
2009	—	125	385	1	—	11	522
2010	—	4	—	1	—	98	103
2011	—	5	—	1	—	171	177
Thereafter	803	104	299	—	589	499	2,294

Total – 2006	$803	$1,111	$684	$7	$589	$959	$4,153

Total – 2005	$—	$1,137	$474	$37	$—	$862	$2,510

The fair value of property-specific mortgages and subsidiary borrowings exceeds the company’s carrying values by $184 million (2005 – $284 million), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.
Subsidiary borrowings include $1,149 million (2005 – $805 million) repayable in Canadian dollars equivalent to C$1,344 million (2005 – C$934 million); $7 million (2005 – $13 million) in Brazilian reais equivalent to R$15 million (2005 – R$30 million); $7 million (2005 – $nil) in British pounds equivalent to $4 million (2005 – $nil); and $30 million in European euros equivalent to €23 million (2005 – €nil). The weighted average interest rate at December 31, 2006 was 8.4% (2005 – 6.9%).
Commercial property and transmission infrastructure debt represent amounts invested by investment partners in the form of debt capital in entities that are required to be consolidated into the company’s accounts.
Residential properties debt represents amounts drawn under construction financing facilities which are typically established on a project by project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single family homes and condominiums and redrawn to finance the construction of new homes.
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Subsidiary borrowings include obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $497 million (2005 – $434 million) of subsidiary obligations relating to the company’s international operations subject to credit rating provisions, which are supported by corporate guarantees.
10. CORPORATE BORROWINGS

(MILLIONS)	Market	Maturity	Annual Rate	Currency	2006	2005

Term debt	Public – Canadian	December 1, 2006	8.35%	C$	$—	$108
	Public – Canadian	June 1, 2007	7.25%	C$	107	108
	Public – U.S.	December 12, 2008	8.13%	US$	300	300
	Public – U.S.	March 1, 2010	5.75%	US$	200	200
	Public – U.S.	June 15, 2012	7.13%	US$	350	350
	Private – Canadian	July 16, 2021	5.50%	C$	43	43
	Public – U.S.	March 1, 2033	7.38%	US$	250	250
	Public – Canadian	June 14, 2035	5.95%	C$	256	258
	Private – Canadian	March 27, 2007	11.75%	C$	1	3

Total					$1,507	$1,620

Term debt borrowings have a weighted average interest rate of 7.2% (2005 – 7.1%), and include $407 million (2005 – $520 million) repayable in Canadian dollars equivalent to C$476 million (2005 – C$603 million).
Commercial paper and bank borrowings is principally commercial paper issued by the company. Commercial paper obligations are backed by the company’s bank credit facilities, which are in the form of a four year revolving term facility. The company had no corporate borrowings outstanding by way of commercial paper or bank borrowings as at December 31, 2006.
The fair value of corporate borrowings at December 31, 2006 exceeds the company’s carrying values by $74 million (2005 – $113 million), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads.
11. ACCOUNTS PAYABLE AND OTHER LIABILITIES

(MILLIONS)	Note		2006	2005

Accounts payable	(a	)	$3,099	$2,707
Other liabilities	(b	)	2,810	1,629
Future income tax liability	19		436	14
Exchangeable debentures	(c	)	152	211

Total			$6,497	$4,561

(a) Accounts Payable
Accounts payable include $1,473 million (2005 – $1,376 million) of insurance deposits, claims and other liabilities incurred by the company’s insurance subsidiaries.
(b) Other Liabilities
Other liabilities include intangible liabilities of $919 million (2005 – $126 million) such as amounts recorded in respect of below-market tenant leases and above-market ground leases assumed on acquisitions. Other liabilities also include the fair value of the company’s obligations to deliver securities it did not own at the time of sale and obligations pursuant to financial instruments recorded as liabilities.
(c) Exchangeable Debentures
A subsidiary of the company issued debentures that are exchangeable for and secured by 20 million common shares of Norbord and mature on September 30, 2029. The carrying value of the debentures is adjusted to reflect the market value of the underlying Norbord shares, which at December 31, 2006 was $152 million, and any change in value is recorded in income.
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12. CAPITAL SECURITIES
The company has the following capital securities outstanding:

(MILLIONS)	Note		2006	2005

Corporate preferred shares and preferred securities	(a	)	$663	$669
Subsidiary preferred shares	(b	)	922	929

Total			$1,585	$1,598

(a) Corporate Preferred Shares and Preferred Securities

			Cumulative
	Shares		Distribution
(MILLIONS)	Outstanding	Description	Rate	Currency	2006	2005

Class A Preferred Shares	10,000,000	Series 10	5.75%	C$	$214	$215
	4,032,401	Series 11	5.50%	C$	86	87
	7,000,000	Series 12	5.40%	C$	149	151
Preferred securities	5,000,000	Due 2050	8.35%	C$	107	108
	5,000,000	Due 2051	8.30%	C$	107	108

Total					$663	$669

Subject to approval of the Toronto Stock Exchange, the Series 10, 11 and 12 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of both the company and the holder, at any time after the following dates:

	Earliest Permitted	Company’s	Holder’s
Class A Preferred Shares	Redemption Date	Conversion Option	Conversion

Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018

The preferred securities are subordinated and unsecured. The company may redeem the preferred securities in whole or in part five years after the date of issue at a redemption price equal to 100% of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. The company may elect to defer interest payments on the preferred securities for periods of up to five years and may settle deferred interest and principal payments by way of cash or the delivery to a trustee for sale of sufficient preferred shares or common shares of the company.
The company redeemed the 8.35% preferred securities on January 2, 2007.
(b) Subsidiary Preferred Shares

	Shares		Cumulative
(MILLIONS)	Outstanding	Description	Dividend Rate	Currency	2006	2005

Class AAA Preferred Shares	8,000,000	Series F	6.00%	C$	$171	$172
	4,400,000	Series G	5.25%	US$	110	110
	8,000,000	Series H	5.75%	C$	171	173
	8,000,000	Series I	5.20%	C$	171	172
	8,000,000	Series J	5.00%	C$	171	172
	6,000,000	Series K	5.20%	C$	128	130

Total					$922	$929

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The subsidiary preferred shares are redeemable at the option of both the company and the holder, at any time after the following dates:

	Earliest Permitted	Company’s	Holder’s
Class AAA Preferred Shares	Redemption Date	Conversion Option	Conversion Option

Series F	September 30, 2009	September 30, 2009	March 31, 2013
Series G	June 30, 2011	June 30, 2011	September 30, 2015
Series H	December 31, 2011	December 31, 2011	December 31, 2015
Series I	December 31, 2008	December 31, 2008	December 31, 2010
Series J	June 30, 2010	June 30, 2010	December 31, 2014
Series K	December 31, 2012	December 31, 2012	December 31, 2016

13. NON-CONTROLLING INTERESTS IN NET ASSETS
Non-controlling interests in net assets represent the common and preferred equity in consolidated entities that is owned by other shareholders.

(MILLIONS)	2006	2005

Common equity	$3,538	$1,809
Preferred equity	196	175

Total	$3,734	$1,984

14. PREFERRED EQUITY
Preferred equity represents perpetual preferred shares.

			Issued and Outstanding
(MILLIONS)	Rate	Term	2006	2005	2006	2005

Class A Preferred Shares
Series 2	70% P	Perpetual	10,465,100	10,465,100	$169	$169
Series 4	70% P/8.5%	Perpetual	2,800,000	2,800,000	45	45
Series 8	Variable up to P	Perpetual	1,805,948	1,049,792	29	17
Series 9	4.35%[1]	Perpetual	2,194,052	2,950,208	35	47
Series 13	70% P	Perpetual	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p. [2]	Perpetual	2,000,000	2,000,000	42	42
Series 17	4.75%	Perpetual	8,000,000	—	174	—

Total					$689	$515

1	Rate was reset from 5.63% per annum in October 2006

2	Rate determined in a quarterly auction

P – Prime Rate B.A. – Banker’s Acceptance Rate b.p. – Basis Points
The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.
The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share, except the Class A.
On November 20, 2006, the company issued 8,000,000 Series 17, 4.75% preferred shares for cash proceeds of C$200 million by way of a public offering.
During 2005, the company redeemed all of the outstanding Class A, Series 3 preferred shares.
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15. COMMON EQUITY
The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.
The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	2006	2005 [1]

Class A and B common shares	$1,215	$1,199
Retained earnings	4,222	3,321
Cumulative translation adjustment	(42)	(6)

Common equity	$5,395	$4,514

NUMBER OF SHARES
Class A common shares	387,792,166	386,296,232
Class B common shares	85,120	85,120

	387,877,286	386,381,352
Unexercised options	19,327,855	18,919,480

Total diluted common shares	407,205,141	405,300,832

1	Prior year has been restated to reflect three-for-two stock split on April 27, 2006
The company had previously issued Series I and II Convertible Notes. Any Convertible Notes which were not previously converted were redeemed in 2005.
(a) Class A and Class B Common Shares
The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of directors must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.
During 2006 and 2005, the number of issued and outstanding common shares changed as follows:

(MILLIONS)	2006	2005 [1]

Outstanding at beginning of year	386,381,352	388,058,733
Shares issued (repurchased):
Dividend reinvestment plan	52,839	72,534
Management share option plan	1,614,438	2,314,320
Conversion of debentures and other	—	1,903,683
Fractional shares cancelled in relation to stock split	(3,393)	—
Repurchases	(167,950)	(5,967,918)

Outstanding at end of year	387,877,286	386,381,352

1	Prior year has been restated to reflect three-for-two stock split on April 27, 2006
In 2006, the company repurchased 167,950 (2005 – 5,967,918) Class A common shares at a cost of $8 million (2005 – $162 million). Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $18 million (2004 – $21 million).
(b) Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

(MILLIONS)	2006	2005 [1]

Net income	$1,170	$1,662
Preferred share dividends	(35)	(35)

Net income available for common shareholders	$1,135	$1,627

Weighted average outstanding common shares	386.9	389.4
Dilutive effect of the conversion of notes and options using treasury stock method	11.7	9.6

Common shares and common share equivalents	398.6	399.0

1	Prior year has been restated to reflect three-for-two stock split on April 27, 2006
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The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted.
(c) Stock-Based Compensation
Options issued under the company’s MSOP typically vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2006, the company granted 2,204,275 (2005 – 4,041,225) options with an average exercise price of C$41.04 (2005 – C$30.83) per share. The cost of the options granted was determined using the Black-Scholes model of valuation, assuming a 7.5 year term to exercise (2005 – 7.5 year), 17% volatility (2005 – 12%), a weighted average expected dividend yield of 1.2% (2005 – 1.5%) annually and an interest rate of 3.9% (2005 – 3.9%). The cost of $18 million (2005 – $13 million) is charged to employee compensation expense on an equal basis over the five-year vesting period of the options granted.
The changes in the number of options during 2006 and 2005 were as follows:

	2006		2005 [1]
	Number of	Weighted	Number of	Weighted
	Options	Average	Options	Average
	(000’s)	Exercise Price	(000’s)	Exercise Price

Outstanding at beginning of year	18,919	C$16.70	18,272	C$12.46
Granted	2,204	41.04	4,041	30.83
Exercised	(1,614)	10.90	(2,315)	10.19
Cancelled	(181)	26.54	(354)	17.89
Converted	—	—	(725)	8.89

Outstanding at end of year	19,328	C$19.87	18,919	C$16.70

Exercisable at end of year	11,281		10,190

1	Prior year has been restated to reflect three-for-two stock split on April 27, 2006.
At December 31, 2006, the following options to purchase Class A common shares were outstanding :

		Weighted	Number
Number Outstanding		Average	Exercisable
(000’s)	Exercise Price	Remaining Life	(000’s)

1,638	C$5.87 – C$8.53	3.0 yrs.	1,638
3,299	C$8.58 – C$12.84	3.9 yrs.	3,116
6,214	C$13.07 – C$18.43	3.9 yrs.	4,917
2,134	C$20.05 – C$24.95	7.1 yrs.	844
6,043	C$30.63 – C$45.33	8.5 yrs.	766

19,328			11,281

A Restricted Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors fees in the form of Deferred Share Units (“DSUs”) and Restricted Share Appreciation Units (“RSAUs”). The DSUs and RSAUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSAUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, and the market price on the date the RSAUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested DSUs and RSAUs. The value of the vested and unvested DSUs and RSAUs as at December 31, 2006 was $335 million (2005 – $189 million), which is partially offset by $177 million (2005 – $52 million) receivable in respect of hedging arrangements.
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Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. The amount payable by the company in respect of vested DSUs and RSAUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2006, including those of operating subsidiaries, totalled $44 million (2005 – $66 million), net of the impact of hedging arrangements.
16. RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS
The company and its subsidiaries selectively use derivative financial instruments principally to manage risk. Management evaluates and monitors the credit risk of its derivative financial instruments and endeavours to minimize counterparty credit risk through collateral and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market rates adjusted for credit spreads. The company endeavours to maintain a matched book of currencies and interest rates. However, unmatched positions are carried, on occasion, within predetermined exposure limits. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.
The aggregate notional amount of the company’s derivative positions at the end of 2006 and 2005 are as follows:

(MILLIONS)	Note		Units	2006	2005

Foreign exchange	(a	)	US$	2,334	1,450
Interest rates	(b	)	US$	5,700	1,240
Credit default swaps	(c	)	US$	2,338	797
Equity derivatives	(d	)	US$	424	604
Commodity instruments (energy)	(e	)	MWh	10.9	6.7

(a) Foreign Exchange
At December 31, 2006, the company held foreign exchange contracts with a notional amount of $1,469 million (2005 – $1,113 million) at an average exchange rate of $1.1622 (2005 – $1.280) to manage its Canadian dollar exposure. At December 31, 2006, the company held foreign exchange contracts with a notional amount of $238 million (2005 – $337 million) at an average exchange rate of $1.8981 (2005 – $1.784) to manage its British pounds exposure. The remaining foreign exchange contracts relate to the company’s Brazilian and Chilean operations.
Included in 2006 income are net losses on foreign currency balances amounting to $14 million (2005 – gain of $76 million) and included in the cumulative translation adjustment account are gains net of taxes in respect of foreign currency contracts entered into for hedging purposes amounting to $2 million (2005 – $11 million), which offset translation gains on the underlying net assets.
(b) Interest Rates
At December 31, 2006, the company held interest rate swap contracts having an aggregate notional amount of $1,414 million (2005 – $840 million) with a replacement cost in excess of that recorded in the company’s accounts of $1 million (2005 – replacement value of $13 million). These contracts expire over a 10-year period.
At December 31, 2006, the company’s subsidiaries held interest rate swap contracts having an aggregate notional amount of $466 million (2005 – $400 million). These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $4 million (2005 – $nil), and contracts with a replacement value in excess of that recorded in the company’s accounts of $2 million (2005 – $nil).
At December 31, 2006, the company’s subsidiaries held interest rate cap contracts with an aggregate notional amount of $3,820 million (2005 – $63 million). These contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $nil (2005 – $nil) and a replacement value in excess of that recorded in the company’s accounts of $1 million (2005 – $nil).
c) Credit Default Swaps
As at December 31, 2006, the company held credit default swap contracts with an aggregate notional amount of $2,338 million 2005 – $797 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit
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events. The company is entitled to receive payment in the event of a predetermined credit event for up to $2,275 million (2005 – $775 million) of the notional amount and could be required to make payment in respect of $22 million (2005 – $22 million) of the notional amount.
(d) Equity Derivatives
At December 31, 2006, the company and its subsidiaries held equity derivatives with a notional amount of $424 million (2005 – $604 million) recorded at an amount equal to replacement value. A portion of the notional amount represents a hedge of long-term compensation arrangements and the balance represents common equity positions established in connection with the company’s investment activities. The replacement values of these instruments were reflected in the company’s consolidated financial statements at year end.
(e) Commodity Instruments
The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. As at December 31, 2006, the energy derivative contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $69 million (2005 – $88 million), as well as contracts with a replacement value below that recorded in the company’s accounts of $73 million (2005 – $32 million), which represents a net receivable to the company of $4 million (2005 – $120 million).
(f) Commitments, Guarantees and Contingencies
The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.
In the normal course of business, the company and its subsidiaries enter into commitments which primarily support financing arrangements and power purchase agreements. At the end of 2006, the company and its subsidiaries had $1,074 million (2005 – $737 million) of such commitments outstanding. The company maintains credit facilities and other financial assets to fund these commitments.
The company has acquired $500 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.
The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.
The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.
In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
(g) Insurance
The company conducts insurance operations as part of its asset management activities. As at December 31, 2006, the company held
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insurance assets of $609 million (2005 – $445 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. Net underwriting income earned on reinsurance operations was $19 million (2005 – $3 million) representing $675 million (2005 – $550 million) of premium and other revenues offset by $656 million (2005 – $547 million) of reserves and other expenses.
17. REVENUES LESS DIRECT OPERATING COSTS
Direct operating costs include all attributable expenses except interest, depreciation and amortization, non-controlling interest in income and tax expenses. The details are as follows:

	2006			2005
(MILLIONS)	Revenue	Expenses	Net	Revenue	Expenses	Net

Property operations	$3,790	$1,926	$1,864	$3,161	$1,951	$1,210
Power generation	893	273	620	800	331	469
Timberlands	303	196	107	135	95	40
Transmission infrastructure	152	33	119	35	11	24
Specialty funds	908	680	228	58	4	54

	$6,046	$3,108	$2,938	$4,189	$2,392	$1,797

18. NON-CONTROLLING INTERESTS IN INCOME
Non-controlling interests of others in income is segregated into the non-controlling share of income before certain items and their share of those items, which include depreciation and amortization, taxes and other provisions attributable to the non-controlling interest.

(MILLIONS)	2006	2005

Distributed as recurring dividends
Preferred	$4	$12
Common	143	109
Undistributed	17	113

Non-controlling interests in income	$164	$234

Non-controlling interests share of income prior to the following	468	386
Non-controlling interests share of depreciation and amortization, and future income taxes and other provisions	(304)	(152)

Non-controlling interests in income	$164	$234

19. INCOME TAXES

(MILLIONS)	2006	2005

Current	$142	$162
Future	203	265

Current and future tax expense	$345	$427

(MILLIONS)	2006	2005

Future income tax assets	$890	$910
Future income tax liabilities	(1,326)	(924)

Net future income tax assets / liabilities	$(436)	$(14)

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $463 million (2005 – $493 million) that relate to non-capital losses which expire over the next 20 years, and $115 million (2005 – $47 million) that relate to capital losses which have no expiry date. The company’s U.S. subsidiaries have future income tax assets of $189 million (2005 – $188 million) that relate to net operating losses which expire over the next 20 years. The company’s international subsidiaries have future income tax assets of $123 million (2005 – $182 million) that relate to operating losses which generally have no expiry date. The amount of non-capital and capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $1,721 million (2005 – $1,288 million). The future tax liabilities represent the cumulative amount of tax payable on the differences between the book values and the tax values of the company’s assets and liabilities at the rates expected to be
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effective at the time the differences are anticipated to reverse. The future tax liabilities relate primarily to differences between book values and tax values of property, plant and equipment due to different depreciation rates for accounting and tax purposes.

The following table reflects the company’s effective tax rate at December 31, 2006 and 2005:

	2006	2005

Statutory income tax rate	36%	37%
Increase (reduction) in rate resulting from
Dividends subject to tax prior to receipt by the company	(3)	(1)
Portion of gains not subject to tax	(12)	(11)
Lower income tax rates in other jurisdictions	(4)	(2)
Derecognition of future tax assets	3	—
Equity accounted earnings that have been tax effected by the investees	—	(2)
Other	1	1

Effective income tax rate	21%	22%

20. EQUITY ACCOUNTED INCOME
Equity accounted income (loss) includes the following:

(MILLIONS)	2006	2005

Norbord	$37	$87
Fraser Papers	(62)	(13)
Stelco Inc. [1]	(11)	—
Falconbridge [2]	—	145

Total	$(36)	$219

1	During 2006, the company acquired a 23% common equity interest in Stelco

2	During 2005, the company sold substantially all of its interest in Falconbridge
21. JOINT VENTURES
The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures that are reflected in the company’s accounts.

(MILLIONS)	2006	2005

Assets	$4,888	$2,947
Liabilities	2,769	1,857

Operating revenues	914	573
Operating expenses	554	279
Net income	223	109

Cash flows from operating activities	251	157
Cash flows from investing activities	(107)	(136)
Cash flows from financing activities	(98)	(76)

22. POST-EMPLOYMENT BENEFITS
The company offers pension and other post employment benefit plans to its employees. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plan expense for 2006 was $5 million (2005 – $4 million). The discount rate used was 5% (2005 – 5%) with an increase in the rate of compensation of 4% (2005 – 4%) and an investment rate of 7% (2005 – 7%).

(MILLIONS)	2006	2005

Plan assets	$71	$65
Less accrued benefit obligation:
Defined benefit pension plan	(81)	(86)
Other post unemployment benefits	(16)	(19)

Net liability	(26)	(40)
Less: Unamortized transitional obligations and net actuarial losses	8	23

Accrued benefit liability	$(18)	$(17)

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23. SUPPLEMENTAL CASH FLOW INFORMATION

(MILLIONS)	2006	2005

Corporate borrowings
Issuances	$524	$283
Repayments	(634)	(362)

Net	$(110)	$(79)

Property-specific mortgages
Issuances	$6,386	$1,190
Repayments	(949)	(133)

Net	$5,437	$1,057

Other debt of subsidiaries
Issuances	$279	$467
Repayments	(246)	(366)

Net	$33	$101

Common shares
Issuances	$18	$21
Repayments	(8)	(162)

Net	$10	$(141)

Property
Proceeds of dispositions	$211	$159
Investments	(6,693)	(1,163)

Net	$(6,482)	$(1,004)

Securities
Securities sold	$3	$36
Securities purchased	(327)	(469)
Loans collected	399	291
Loans advanced	(795)	(81)

Net	$(720)	$(223)

Financial assets
Securities sold	$1,446	$649
Securities purchased	(750)	(682)

Net	$696	$(33)

Cash taxes paid were $147 million (2005 – $172 million) and are included in current income taxes. Cash interest paid totalled $1,101 million (2005 – $867 million). Capital expenditures in the company’s power generating operations were $40 million (2005 – $35 million), in property operations were $45 million (2005 – $40 million) and in transmission operations were $35 million (2005 – $nil).
24. DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The effects of the accounting differences between Canadian GAAP and U.S. GAAP on the company’s balance sheet and statement of income, retained earnings and cash flow for the years then ended are quantified and described in this note.
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(a) Income Statement Differences
The differences in accounting principles between the company’s income statement and those prepared under U.S. GAAP are summarized in the following table:

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note		2006	2005

Net income as reported under Canadian GAAP			$1,170	$1,662
Adjustments
Commercial property income	(i	)	(14)	(17)
Residential property income	(ii	)	(31)	(26)
Market value adjustments	(iii	)	312	18
Foreign exchange and dividends on convertible preferred shares	(iv	)	74	88
Equity accounted income	(v	)	2	4
Falconbridge equity accounted income and gains	(vi	)	—	41
Start-up costs and other	(vii	)	2	2
Commercial property depreciation	(viii	)	7	8
Deferred income taxes	(ix	)	(5)	(37)

Net income under U.S. GAAP			1,517	1,743
Preferred share dividends			(35)	(35)
Convertible preferred share dividends	(iv	)	(26)	(24)

Net income available to common shareholders under U.S. GAAP			$1,456	$1,684

Per share amounts under U.S. GAAP	(x	)
Basic earnings per share			$3.76	$4.33
Diluted earnings per share			$3.65	$4.22

(i) Commercial Property Income
The company adopted straight-line recognition of rental revenue for all its properties from January 1, 2004 onward, thereby harmonizing this policy with U.S. GAAP. In 2006, the company recorded a decrease to commercial property income of $17 million (2005 – $15 million) to reflect the adjustment required if straight-line rental revenue had been recognized from the outset of the lease as opposed to January 1, 2004 onward. The recognition of lease termination income can differ between U.S. GAAP and Canadian GAAP, and resulted in an increase to commercial property income in 2006 of $3 million (2005 – decrease of $2 million).
(ii) Residential Property Income
The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed in certain jurisdictions to the purchaser prior to the recognition of revenue by the vendor. Land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Transfer of title is a requirement for recognizing revenue under U.S. GAAP, whereas this is not required in all circumstances under Canadian GAAP. Accordingly, residential development income decreases by $31 million (2005 – $26 million) for U.S. GAAP purposes.
(iii) Market Value Adjustments
Under Canadian GAAP, the company generally records short-term investments at the lower of cost and net realizable value, with any unrealized losses in value included in the determination of net income. However, the company has identified certain distinct portfolios of securities which it has designated to be carried at fair value under Canadian GAAP. Under U.S. GAAP, all securities designated as trading are carried at market, with unrealized gains and losses included in the determination of net income.
Under Canadian GAAP, derivatives that qualify for hedge accounting are generally off balance sheet. Under U.S. GAAP, all derivative financial instruments are recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge fair value or cash flows. For derivatives designated as cash flow hedges, the effective portions of the changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into net income when the hedged item affects net income. Changes in the fair value of derivative financial instruments that are not designated in a hedging relationship, as well as the portions of hedges that are ineffective, are recognized in income under U.S. GAAP.
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Market value adjustments for securities and derivative contracts carried at fair value for U.S. GAAP are as follows:

(MILLIONS)	2006	2005

Fair value adjustments to securities for U.S. GAAP	$12	$1
Derivative contracts recognized at fair value for U.S. GAAP	300	17

	$312	$18

The effects of accounting for derivatives, including derivatives embedded in convertible or exchangeable securities, in accordance with U.S. GAAP for the year ended December 31, 2006 resulted in an increase in assets of $312 million (2005 – $16 million), a increase in liabilities of $12 million (2005 – decrease in liabilities of $1 million), and an increase in net income of $300 million (2005 – $17 million) as outlined in the table above.
(iv) Foreign Exchange and Dividends on Convertible Preferred Shares
Canadian GAAP requires that the company’s preferred share obligations that could be settled with a variable number of the company’s common equity be classified as liabilities and corresponding distributions as interest expense for Canadian GAAP, whereas under U.S. GAAP, they are treated as equity and corresponding distributions as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under U.S. GAAP, these preferred shares are treated as equity and are converted into the company’s functional currency at historical rates. As a result, the company has recorded the following adjustments for U.S. GAAP:

(MILLIONS)	2006	2005

Preferred share dividends classified as interest expense for Canadian GAAP	$78	$73
Revaluation of preferred shares at historical rates	(4)	15

	$74	$88

(v) Equity Accounted Income
Under U.S. GAAP, the company’s equity accounted income has been adjusted for differences in the accounting treatment by the investee as follows:

Accounting Treatment	Canadian GAAP	U.S. GAAP

Start-up costs	Defer and amortize	Expense as incurred
Pension accounting	Valuation allowance	No valuation allowance / additional minimum liability
Derivative instruments and hedging	See Note 1 and Note 16	See Note 24(a)(iii)

Canadian GAAP requires recognition of a pension valuation allowance for an excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statements of income. U.S. GAAP does not. Accordingly, the company’s equity accounted investees eliminate the effects of recognizing pension valuation allowances for these purposes.
(vi) Falconbridge
During 2005, the company sold substantially all of its interest in Falconbridge for proceeds of $2.7 billion. Under U.S. GAAP, the company’s carrying value of its investment in Falconbridge was $157 million lower than under Canadian GAAP due to U.S. GAAP adjustments in prior years. As a result, the gain on the disposition of the company’s interest in Falconbridge was increased by $41 million, and gains attributable market value adjustments and the reduction of other comprehensive income represented the remainder of the balance.
(vii) Start-up Costs and Other
Start-up costs and other has been adjusted for the differences between Canadian GAAP and U.S. GAAP and includes $20 million of income (2005 – $10 million) related to start-up costs which are deferred and amortized under Canadian GAAP and expensed under U.S. GAAP, and $18 million of income (2005 – $12 million of expense) related to differences from the company’s operations in Brazil, its insurance operations and non-controlling interests in the company’s property operations.
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Under Canadian GAAP, the company’s subordinated convertible notes are treated as equity and converted into the company’s functional currency at historic rates. Under U.S. GAAP, the subordinated convertible notes are recorded as indebtedness and converted into the company’s functional currency at current rates with the corresponding foreign exchange recorded as a charge to income of $4 million during 2005. The company redeemed all of its remaining subordinated convertible note obligations during 2005.
(viii) Commercial Property Depreciation
Straight-line depreciation was adopted by the company from January 1, 2004 onward which effectively harmonized Canadian GAAP with U.S. GAAP. In 2006, the company recorded an increase to U.S. GAAP net income of $7 million (2005 – $8 million) to reflect the adjustment required if straight-line depreciation had been recognized from the outset as opposed to January 1, 2004 onward.
(ix) Deferred Income Taxes
The change in deferred income taxes includes the tax effect of the income statement adjustments under U.S. GAAP. Also, under Canadian GAAP the tax rates applied to temporary differences and losses carried forward are those which are substantively enacted. Under U.S. GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted. In 2006 there was no difference between the substantively enacted rates used under Canadian GAAP and the enacted rates used under U.S. GAAP.
(x) Per Share Amounts
The company’s current policy is to redeem the Preferred Shares Series 10, 11 and 12, through the payment of cash in the event that holders of the Preferred Shares exercise their conversion option. As a result, the impact of the conversion of these Preferred Shares has been excluded from the company’s diluted EPS calculation under U.S. GAAP. However, the company is not legally obliged to redeem these preferred shares for cash and reserves the right to settle the conversion option in Class A common shares.
(b) Comprehensive Income
U.S. GAAP requires a statement of comprehensive income which incorporates net income and certain changes in equity. Comprehensive income is as follows:

(MILLIONS)	Note		2006	2005

Net income under U.S. GAAP			$1,517	$1,743
Market value adjustments	(i	)	244	(142)
Minimum pension liability adjustment	(ii	)	10	(47)
Foreign currency translation adjustments	(iii	)	37	15
Taxes on other comprehensive income			(81)	66

Comprehensive income			$1,727	$1,635

(i) Market Value Adjustments
Under Canadian GAAP, the company records investments other than specifically designated portfolios of securities at cost and writes them down when other than temporary impairment occurs. Under U.S. GAAP, these investments generally meet the definition of available-for-sale securities, which includes securities for which the company has no immediate plans to sell but which may be sold in the future, and are required to be carried at fair value based on quoted market prices. Changes in unrealized gains and losses and related income tax effects are recorded as other comprehensive income. Realized gains and losses, net of tax and declines in value judged to be other than temporary, are included in the determination of income.
Under Canadian GAAP, changes in the fair value of derivatives that are designated as cash flow hedges are not recognized in income. Under U.S. GAAP, changes in the fair value of the effective portions of such derivatives are reported in other comprehensive income whereas the offsetting changes in value of the future cash flows being hedged are not. The amounts recorded in other comprehensive income are subsequently reclassified into net income at the same time as the cash flows being hedged are recorded in net income.
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Market value adjustments in other comprehensive income in 2006 and 2005 are recorded on the balance sheet as follows:

(MILLIONS)	2006	2005

Available for sale securities	$42	$12
Derivative contracts designated as cash flow hedges	201	(156)
Equity accounted investments	1	2

	$244	$(142)

(ii) Minimum Pension Liability Adjustment
U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the consolidated balance sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. The company has reflected the adjustment including its proportionate share of adjustments recorded by equity accounted investees and consolidated subsidiaries. At December 31, 2006, the company adopted SFAS 158, which requires employers to recognize the over funded or under funded status of a defined benefit post retirement plan as an asset or a liability. The transitional adjustment on adoption of this standard recorded in accumulated other comprehensive income at year end reflected an increase to the plan liability of $25 million net of tax. The standard impacts the company’s power operations, the consolidated accounts of the company’s restructuring investments and equity accounted investees.
(iii) Foreign Currency Translation Adjustments
Canadian GAAP provides that the carrying values of assets and liabilities denominated in foreign currencies that are held by self sustaining operations are revalued at current exchange rates and any change recorded in the company’s cumulative translation account. U.S. GAAP requires that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The amount recorded by the company represents the change in the cumulative translation account. The resulting changes in the carrying values of assets which arise for foreign currency conversion are not necessarily reflective of changes in underlying value.
c) Balance Sheet Differences
The incorporation of the significant differences in accounting principles under Canadian GAAP and U.S. GAAP would result in the following presentation of the company’s balance sheet:

(MILLIONS)	Note		2006	2005

Assets
Cash and cash equivalents			$1,204	$951
Accounts receivable and other	(i	)	6,460	4,285
Goodwill			669	164
Securities	(ii	)	3,943	4,344
Loans and notes receivable			635	332
Property, plant and equipment	(iii	)	27,563	15,292
Equity accounted investments	(iv	)	712	552

Total assets under U.S. GAAP			$41,186	$25,920

Liabilities and shareholders’ equity
Non-recourse borrowings
Property-specific mortgages			$17,148	$8,756
Other debt of subsidiaries			4,389	2,764
Corporate borrowings			1,507	1,620
Accounts payable and other			6,421	4,358
Convertible and subordinated notes			214	216
Non-controlling interests			4,445	2,740
Preferred equity			1,022	847
Common equity	(v	)	6,040	4,619

Total liabilities and equity under U.S. GAAP			$41,186	$25,920

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The significant difference in each category between Canadian GAAP and U.S. GAAP are as follows:
(i) Deferred Income Taxes
The deferred income tax asset (liability) under U.S. GAAP is included in accounts receivable (payable) and other and is calculated as follows:

(MILLIONS)	2006	2005

Tax assets related to operating and capital losses	$1,194	$1,074
Tax liabilities related to differences in tax and book basis	(944)	(658)
Valuation allowance	(304)	(164)

Deferred income tax asset (liability) under U.S. GAAP	$(54)	$252

(ii) Securities
Under Canadian GAAP, the company recorded its short-term investments at the lower of cost and net realizable value except for certain distinct portfolios of securities which it has designated to be carried at fair value and for which unrealized gains and losses in value are included in the determination of income. Under U.S. GAAP, trading securities as well as available-for-sale securities, which include substantially all of the company’s short-term investments, are carried at market.
Available for sale securities are accounted for as described in this note under (b)(i).

(MILLIONS)	2006	2005

Securities and financial assets under Canadian GAAP	$3,376	$4,240
Net unrealized gains (losses) for trading securities	370	(17)
Net unrealized gains on available-for-sale securities	197	121

Securities under U.S. GAAP	$3,943	$4,344

(iii) Joint Ventures
Under U.S. GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method for investments that would otherwise be equity accounted under U.S. GAAP and meet certain other requirements. See also Note 21.
(iv) Equity Accounted Investments
The company’s equity accounted investments under U.S. GAAP include Norbord, Fraser Papers, Stelco and other real estate and business services and during 2005, Falconbridge. During 2005, the company disposed of its investment in Falconbridge. These investments have been adjusted to reflect the cumulative impact of calculating equity accounted earnings under U.S. GAAP.

(MILLIONS)	2006	2005

Investment under Canadian GAAP	$775	$595
Reclassification from securities and accounts receivable and other	24	—
Accumulated other comprehensive income (loss)	(76)	(134)
Retained earnings adjustment	(11)	91

Equity accounted investments under U.S. GAAP	$712	$552

(v) Common Equity

(MILLIONS)	2006	2005

Common equity under Canadian GAAP	$5,395	$4,514
Reclassification of Canadian GAAP cumulative translation adjustment to other comprehensive income	42	6
Common shares	13	8
Additional paid in capital	21	28
Cumulative adjustments to retained earnings under U.S. GAAP	382	61
Accumulated other comprehensive income	187	2

Common equity under U.S. GAAP	$6,040	$4,619

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As a result of the above adjustments, the components of common equity under U.S. GAAP are as follows:

(MILLIONS)	2006	2005

Common shares	$1,130	$1,207
Additional paid in capital	21	28
Accumulated other comprehensive income	187	2
Retained earnings	4,702	3,382

Common equity under U.S. GAAP	$6,040	$4,619

(d) Changes in Accounting Policies Adopted During 2006
(i) SFAS 123R, “Share-Based Payment”
Effective January 1, 2006, the company adopted SFAS 123R, “Share-Based Payment” (“SFAS 123R”), which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R focusses primarily on accounting for transactions with employees, and carries forward without changing prior guidance for share-based payments for transactions with non-employees. There was no material impact resulting from the adoption of SFAS 123R.
SFAS 123R eliminated the intrinsic value measurement objective in APB Opinion 25 and generally requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires the company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The adoption of this standard did not have a material impact on the company.
(ii) SFAS 155, “Accounting for Certain Hybrid Financial Instruments”
Effective January 1, 2006, the company adopted SFAS 155, “Accounting for Certain Hybrid Financial Instruments”, which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” There was no material impact resulting from the adoption of SFAS 155.
(iii) Staff Accounting Bulletin (“SAB”) No. 108”
In September 2006, the SEC issued SAB No. 108 (“SAB 108”), which addresses the process for considering the effects of prior year misstatements when quantifying misstatements in current year financial statements. SAB 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. The interpretations in SAB 108 intended to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build-up of improper balance sheet amounts. The application of SAB 108 is effective for financial statements issued after November 15, 2006. The adoption of this standard did not have a material impact on the company.
(e) Future Accounting Policy Changes
(i) FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”
As of January 1, 2007, the company will be required to adopt, for purposes of US GAAP, FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return. Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet. The company is assessing the impact this interpretation will have on its consolidated financial statements.
(ii) SFAS 157, “Fair Value Measurements”
As of January 1, 2008, the company will be required to adopt, for purposes of US GAAP, SFAS 157, “Fair Value Measurements.” SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under US GAAP and expands disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. The company is assessing the impact this interpretation will have on its consolidated financial statements.
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(iii) SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”
Effective January 1, 2008, the company will be required to adopt, for purposes of US GAAP, SFAS 159, “Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits the company to measure financial instruments and at fair value, mitigating volatility caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The company is assessing the impact this interpretation will have on its consolidated financial statements.
(iv) SFAS 158, “Accounting for Defined Benefit Pension and Other Post Retirement Plans”
Effective January 1, 2006, the company adopted SFAS 158, “Accounting for Defined Benefit Pension and Other Post Retirement Plans” (“SFAS 158”), which requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income.
25. SEGMENTED INFORMATION
The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:
(a)	property operations, which are principally commercial office properties, residential development and home building operations, located primarily in major North American and Brazilian cities;

(b)	power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(c)	timberlands which are predominantly high quality private timberlands in North America and in Brazil;

(d)	infrastructure operations, which are predominantly electrical transmission and distribution systems located in northern Ontario and Chile; and

(e)
specialty funds, which include the company’s bridge lending, real estate finance and restructuring funds along with the company’s public securities operations and are managed for the company and for institutional partners.

Non-operating assets and related revenue, cash flow and income are presented as financial assets and other.
Revenue, net income and assets by reportable segments are as follows:

	2006			2005
		Net			Net
(MILLIONS)	Revenue	Income	Assets	Revenue	Income	Assets

Property	$3,355	$396	$22,144	$3,272	251	$11,859
Power generation	893	228	5,390	792	140	4,752
Timberlands	281	48	1,190	141	12	1,057
Transmission infrastructure	138	8	3,143	35	8	156
Specialty funds	943	173	1,797	106	73	499
Unallocated	1,287	317	7,044	874	1,178	7,735

Net income	$6,897	$1,170	$40,708	$5,220	$1,662	$26,058

Revenue and assets by geographic segments are as follows:

	2006		2005
(MILLIONS)	Revenue	Assets	Revenue	Assets

United States	$2,699	$23,618	$3,484	$12,633
Canada	3,322	10,111	1,287	9,463
International	876	6,979	449	3,962

Revenue / Assets	$6,897	$40,708	$5,220	$26,058

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